Talcott Resolution Life Insurance Company
Talcott Resolution Life Insurance Company Separate Account Two:
The Director Plus Series I/IR

Talcott Resolution Life and Annuity Insurance Company
Talcott Resolution Life and Annuity Insurance Company Separate Account One:
The Director Plus Series I/IR

July 10, 2023 update to the product notice dated May 1, 2023.
This contract was previously sold under various marketing names depending on which distribution partner sold the contract and/or when the contract was sold. These marketing names include: Director Plus Series I/IR, NatCity Director Plus Series I/IR, AmSouth Variable Annuity Plus Series I/IR, The Director Select Plus Series I/IR, Director Preferred Plus Series I/IR, Director Elite Plus Series I/IR and The Director Solution Plus Series I/IR.
ATTENTION: This update only impacts the following contract: The Director Elite Plus Series I/IR

In Appendix A - Funds Available Under the Contract: the following fund fee is updated as follows:

Fund and Adviser/Subadviser	Current Expenses
PSF PGIM Jennison Focused Blend Portfolio - Class II Adviser: PGIM Investments LLC Subadviser: Jennison Associates LLC	1.16%*

This update should be retained for future reference.

HV-8012